Exhibit 99.4

     Form 51-102F3
Material Change Report

1.	Name and Address of Company

Poly-Pacific International Inc.
1279 – 51st Avenue E
Vancouver, BC, V5X 1E9

2.	Date of Material Change

March 11, 2008

3.	News Release

March 11, 2008 via Marketwire.

4.	Summary of Material Change

Poly-Pacific International Inc. (“Poly-Pacific” or the “Company”) announced the results of the borehole investigations completed February 13, 2008 at the McAdoo’s Lane Landfill Site in Kingston, Ontario.

5.	Full Description of Material Change

Poly-Pacific International Inc. (“Poly-Pacific” or the “Company”) announced the results of the borehole investigations completed February 13, 2008 at the McAdoo’s Lane Landfill Site in Kingston, Ontario.

Mr. Kevin Shipley, M.A.Sc, P.Eng, from XCG Consultants Ltd., an engineering firm from Kingston, Ontario, which supervised the drilling investigations reports, “XCG conducted borehole investigations at the Kingston West Landfill (“McAdoo”) from February 11 to 13, 2008. The drilling operations focused on areas where the initial testpit operations were not able to reach the bottom of the landfill (i.e., the top of the bedrock), and in areas where individuals familiar with the site indicated the nylon was buried.”

“Eight boreholes were advanced in the north and central areas of the landfill, based on information provided by one individual who had been involved in the hauling of the waste nylon to the site in the 1970’s. Nylon was encountered in six of the eight boreholes.”

Of the six boreholes that encountered nylon, four encountered nylon at 1.5 metres below the surface, reaching depths of 10 metres. The remaining boreholes encountered nylon at 4.5 and 7.5 meters respectively. The area where the six boreholes that encountered the nylon were drilled spans 120 metres (390 feet).

XCG is currently in the process of determining estimated volumes of buried nylon in the McAdoo Landfill. Additional details and results will be announced in upcoming news releases.

6.	Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.	Omitted Information

N/A

8.	Executive Officer

Randy Hayward, President
Phone: (250) 754-4622 or (604) 293-8885

9.	Date of Report

March 12, 2008